UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51570

ZOLOTO RESOURCES LTD.
(Exact name of registrant as specified in its charter)

Suite 420, 625 Howe Street
Vancouver, BC, V6C 2T6
Canada
Tel.: +1 (604) 608-0223
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	[X]	Rule 12h-6(d)	[ ]
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	[ ]	Rule 12h-6(i)	[ ]
(for debt securities)		(for prior Form 15 filers)

In this Form 15F, the term the “Company” or “Zoloto” refers to Zoloto Resources Ltd., alone or together with its subsidiary undertakings, as the context so permits.

In this Form 15F, the term “common shares” or “shares” refers to common shares without par value of the Company.

In this Form 15F, the term “SEC” or “Commission” refers to the United States Securities and Exchange Commission.

Part I

Item 1. Exchange Act Reporting History

A.

The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on December 12, 2005 when the Company’s registration statement on Form 20-F became effective under the Exchange Act. The Company filed its first annual report on Form 20-F on July 17, 2006.

B.

Zoloto has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form. Zoloto has filed annual reports under section 13(a) on Form 20-F for each year since its listing.

Item 2. Recent United States Market Activity

The Company’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933.

Item 3. Foreign Listing and Primary Trading Market

A.	The primary trading market for the Company’s common shares is the TSX Venture Exchange in Toronto, Canada.

B.	The common shares of Zoloto began trading on the TSX Venture Exchange on June 21, 2005. The Company has maintained a listing of the common shares on such exchange in Canada since that time.

C.

The percentage of trading in the Company’s common shares that occurred on the TSX Venture Exchange as of a recent 12-month period was 80%. The first and last day of the recent 12-month period were March 1, 2007 and February 29, 2008, respectively.

Item 4. Comparative Trading Volume Data

Not applicable

Item 5. Alternative Record Holder Information

              As of March 19, 2008, the number of record holders of Company’s common shares who are United States residents was 10 (ten). We have relied upon the assistance of Computershare Investor Services to determine the number of U.S. record holders of Company’s common shares.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.

Zoloto published its notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act on March 20, 2008, also attached hereto as Exhibit 1. Notice was submitted under cover of a Form 6-K on March 20, 2008.

B.	This notice was disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States.

Item 8. Prior Form 15 Filers

Not applicable.

Part II

Item 9. Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at www.zolotoresources.com

Part III

Item 10. Exhibits

              Abstract of the press release issued by the Company on March 20, 2008 disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

Item 11. Undertakings

              The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1.

The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

              Pursuant to the requirements of the Securities Exchange Act of 1934, Zoloto Resources Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Zoloto Resources Ltd. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Zoloto Resources Ltd.

By: /s/    LAURENCE STEPHENSON
Name:    Laurence Stephenson
Title:      Chairman, President and CEO

Date:       March 20, 2008